Exhibit 99.1

Draganfly Continues to Expand Production Capacity with Second New Facility

Los Angeles, CA. July 6, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce it is expanding its manufacturing capacity to meet demand with a new facility in Saskatoon, Saskatchewan.

This new facility in Saskatoon is designed to enable Draganfly to meet the market potential for its products and solutions. It will enable the expanded manufacturing and production of UAV systems and components, including those designed for the Draganfly Heavy Lift and Commander 3 XL drones. The facility enhances core manufacturing, assembly, integration, quality control processes and incorporates efficient design, testing, and inventory management systems that will result in increased capacity and new product production capabilities.

“The recent launch of our Burnaby facility and the operational commencement of our Texas AIR operations center has allowed us to now initiate the construction of our new facility and commence the scaling process,” said Cameron Chell, Present and CEO of Draganfly. “It is a thrilling time as the industry is expanding, and Draganfly strategically positions itself to meet this growth. The upcoming Saskatoon facility will be crucial in meeting demand while upholding our dedication to developing world-class products and solutions.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com